FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of August, 2004

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                  Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





August 16, 2004
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group

Contacts:
Nobuyuki Koike
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; nkoike@mb1.tdk.co.jp


                              FOR IMMEDIATE RELEASE

                 Notice Regarding the Results of Buyback Shares

             -Acquisition of Treasury Stock Under Article 210 of the
                            Commercial Code of Japan-


TOKYO JAPAN, August 16, 2004 ----- TDK Corporation has repurchased treasury stock on the open market pursuant to Article 210 of the Commercial Code of Japan. With this repurchase, TDK has completed the repurchase of all shares under the resolution of the board of directors held on July 29, 2004.

Repurchase period:              August 9, 2004 through August 16, 2004
Number of shares:               234,300
Cost of shares repurchased:     Y1,655,543,000
Repurchase method:              Tokyo Stock Exchange transactions


*Additional information:

The repurchase authorization approved at TDK's 108th ordinary annual general meeting held on June 29, 2004 is as follows;

Type of shares:          Common stock
Number of shares:        Up to 380,000 shares
                         *0.29 % of the number of shares issued by the Company
Total cost :             Up to Y3.4 billion


Paste the following link into your web browser to download the PDF document related to this announcement:

      http://www.rns-pdf.londonstockexchange.com/rns/9896b_-2004-8-16.pdf

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